Condensed Consolidated Interim Financial Statements
(Expressed in Thousands of United States Dollars)

TAHOE RESOURCES INC.

(Unaudited)

Three and Six Months Ended June 30, 2012 and 2011

NOTICE OF NO AUDITOR REVIEW OF THE INTERIM FINANCIAL STATEMENTS The accompanying unaudited interim financial statements of Tahoe Resources Inc. (the “Company””), for the six months ended June 30, 2012, have been prepared by management and have been approved by the Audit Committee and Board of Directors of the Company. These unaudited interim financial statements have not been the subject of a review by the Company’s auditor.

August 3, 2012

Condensed Consolidated Balance Sheets (Unaudited) (Expressed in Thousands of United States Dollars)

		June 30,	December 31,
	Notes	2012	2011

Assets
Current assets:
Cash and cash equivalents		$271,137	$349,837
Other current assets		754	276
		271,891	350,113
Non-current assets:
Mineral property, land, plant
and equipment, net	(4)	611,876	563,216
Deposits		4,096	8,676
		615,972	571,892

Total Assets		$887,863	$922,005

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities		$12,426	$9,209
Income tax payable		53	602
		12,479	9,811

Non-current liabilities:
SARs liability	(6)	487	540
Accrued reclamation	(5)	1,312	-
Total Liabilities		14,278	10,351

Shareholders’ equity:
Share capital		986,424	972,569
Reserves		11,386	16,261
Deficit		(124,225)	(77,176)
Total Shareholders' Equity		873,585	911,654

Total Liabilities and Shareholders' Equity		$887,863	$922,005

See accompanying notes to condensed consolidated interim financial statements.

APPROVED BY THE DIRECTORS

“Dan Rovig”	“Kevin McArthur”
Dan Rovig	Kevin McArthur
Director	Director and Chief Executive Officer

August 3, 2012

Condensed Consolidated Statements of Operations and Comprehensive Income (loss) (Unaudited) (Expressed in Thousands of United States Dollars, Except per Share Information)

		Three Months Ended		Six Months Ended
		June 30,	June 30,	June 30,	June 30,
	Notes	2012	2011	2012	2011
Operating Expenses:
Escobal project expenses	(7)	$14,140	$8,576	$32,081	$13,321
Exploration	(8)	4,280	2,588	7,099	3,906
General and administrative expenses	(9)	5,126	5,642	9,952	10,163
Operating loss		(23,546)	(16,806)	(49,132)	(27,390)
Other Income and expenses:
Gain (loss) on foreign exchange		(2,790)	2,540	1,236	12,321
Interest income, net		448	1,027	1,010	2,057
Other income (expenses)		8	-	30	-
Income (loss) before income tax		(25,880)	(13,239)	(46,856)	(13,012)
Income tax expense		193	99	193	99
Income (loss) for the period		(26,073)	(13,338)	(47,049)	(13,111)
Other comprehensive loss		-	-	-	-
Comprehensive income (loss)		$(26,073)	$(13,338)	$(47,049)	$(13,111)

Income (loss) per share:
Basic income (loss) per share		$(0.18)	$(0.09)	$(0.33)	$(0.09)
Diluted income (loss) per share		(0.18)	(0.09)	(0.33)	(0.09)
Weighted average number of shares outstanding		144,095,577	143,051,454	143,776,091	142,473,643

See accompanying notes to condensed consolidated interim financial statements.

August 3, 2012

Condensed Consolidated Statements of Cash Flows (Unaudited) (Expressed in Thousands of United States Dollars)

		Three Months Ended		Six Months Ended
		June 30,	June 30,	June 30,	June 30,
	Notes	2012	2011	2012	2011
Cash provided by (used in):
Operations:
Income (loss) for the period		$(26,073)	$(13,338)	$(47,049)	$(13,111)
Items not involving cash:
Depreciation		1,472	156	2,790	173
Share based compensation	(6)	1,754	3,404	4,757	6,663
Unrealized foreign exchange (gain) loss		2,790	(2,540)	(1,236)	(12,321)
Interest income		(448)	(1,027)	(1,010)	(2,057)
Other, net		7	16	7	126
Changes in non-cash working capital and other:
Other current assets		103	(2)	(479)	(184)
Accounts payable and accrued liabilities		5,547	424	3,548	3,340
Accrued taxes		(549)	99	(549)	99
		(15,397)	(12,808)	(39,221)	(17,272)
Investing:
Interest received		448	1,027	1,010	2,057
Land acquisitions		(2)	(1,616)	(303)	(2,957)
Plant and equipment additions		(33,430)	(2,953)	(49,842)	(4,157)
Decrease (Increase) in deposits		245	1,483	4,580	(3,517)
Purchase of short-term investments		-	(62,390)	-	(62,390)
		(32,739)	(64,449)	(44,555)	(70,964)
Financing:
Proceeds from issuance of common shares on exercise of underwriter warrants and stock options		3,607	154	3,840	13,260
Underwritten offering, net of issuance costs		-	-	-	(593)
		3,607	154	3,840	12,667
Effect of exchange rates on cash and cash equivalents		(2,790)	2,540	1,236	12,321

Increase (decrease) in cash		(47,319)	(74,563)	(78,700)	(63,248)
Cash and cash equivalents, beginning of period		318,456	447,777	349,837	436,462
Cash and cash equivalents, end of period		$271,137	$373,214	$271,137	$373,214

See accompanying notes to condensed consolidated interim financial statements.

August 3, 2012

Condensed Consolidated Statement of Changes in Equity (Unaudited) (Expressed in Thousands of United States Dollars, Except per Share Information) June 30, 2012

			Share
			Based
	Number	Share	Payments
Notes	of Shares	Capital	Reserve	Deficit	Total
Balance December 31, 2010	140,874,637	$951,135	$11,934	$(8,010)	$955,059
Shares issued for cash:
Underwriters Warrants exercised at CAD$6.00 per share	2,132,785	17,389	(4,311)	-	13,078
Exercise of stock options	10,000	181	(81)	-	100
Underwritten offering at CAD$ 14.10 per share issuance costs	-	(24)	-	-	(24)
Shares issued under Restricted Share Award (RSAs) compensation plan:	35,000	728	-	-	728
Shares issued under Deferred Share Award (DSAs) compensation plan:	42,000	255	(255)	-	-
Share based payments	-	-	5,031	-	5,031
Net income (loss)	-	-	-	(13,111)	(13,111)
Balance June 30, 2011	143,094,422	969,664	12,318	(21,121)	960,861
Underwriters Warrants exercised at CAN$6.00 per share	52,635	416	(104)	-	312
Exercise of stock options	280,000	2,489	(665)	-	1,824
Underwritten offering at CAN$14.10 per share issuance costs	-	-	-	-	-
Share based payments	-	-	4,712	-	4,712
Loss for the period	-	-	-	(56,055)	(56,055)
Balance December 31, 2011	143,427,057	972,569	16,261	(77,176)	911,654
Shares issued for cash:
Underwriters Warrants exercised at CAN$6.00 per share	561,440	4,391	(1,134)	-	3,257
Exercise of stock options	75,926	840	(257)	-	583
Shares issued under Restricted Share Award (RSAs) compensation plan:	35,000	635	-	-	635
Shares issued under Deferred Share Award (DSAs) compensation plan:	1,274,000	7,989	(7,989)	-	-
Share based payments	-	-	4,505		4,505
Net income (loss)	-	-	-	(47,049)	(47,049)
Balance June 30, 2012	145,373,423	$986,424	$11,386	$(124,225)	$873,585

See accompanying notes to condensed consolidated interim financial statements.

August 3, 2012

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Thousands of United States Dollars, Except per Share Information)
Three and Six Months Ended June 30, 2012 and 2011

1.	Operations:

Tahoe Resources Inc. (the “Company”) was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009. These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries (together referred to as the “Group”). Its principal business activity is the acquisition, exploration and development of mineral properties in the Americas for the mining of precious metals.

2.	Significant accounting policies:

(a)	Basis of presentation:

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Statements of the International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should therefore be read in conjunction with the Company's annual consolidated financial statements and the notes thereto for the year ended December 31, 2011.

These condensed consolidated interim financial statements are prepared using the same accounting policies and methods of application as those disclosed in Note 2 to the Company's annual consolidated financial statements for the year ended December 31, 2011.

Effective for the year ending December 31, 2011, the Company changed the classification of expenses within its statement of operations from the nature form to the function form. Upon a review of the presentation of the financial statements and given the evolving nature of the Escobal Project, management has concluded that the function form is more relevant to users of the financial statements and provides reliable information. Additional information required to be disclosed on the nature of expenses because of the use of the function form is provided in notes 7, 8 and 9. Certain other prior year balances have been reclassified to conform to the current period presentation.

The Board of Directors authorized issuance of the condensed consolidated interim financial statements on August 3, 2012.

(b)	New standards and interpretations not yet adopted:

A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for the period ended June 30, 2012, and have not been applied in preparing these condensed consolidated interim financial statements. None of these standards are expected to have a significant effect on the condensed consolidated interim financial statements of the Group.

August 3, 2012

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Thousands of United States Dollars, Except per Share Information)
Three and Six Months Ended June 30, 2012 and 2011

3.	Capital management:

The Group’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Group seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position. The capital structure of the Company consists of common equity, comprising share capital and reserves, net of accumulated deficit.

There were no changes in the Group’s approach to capital management during the period.

The Group is not subject to any externally imposed capital requirements.

4.	Mineral property, land, plant and equipment:

	Plant and	Mineral		Construction in
	equipment	Property	Land	Progress	Total
Cost
Balance at December 31, 2010	$917	$500,194	$20,340	$-	$521,451
Additions	16,221	-	6,651	20,124	42,996
Disposals	(15)	-	-	-	(15)
Balance at December 31, 2011	17,123	500,194	26,991	20,124	564,432
Additions	9,393	1,305	303	40,449	51,450

Balance at June 30, 2012	$26,516	$501,499	$27,294	$60,573	$615,882

Accumulated Depreciation
Balance at December 31, 2010	$(19)	$-	$-	$-	$(19)
Additions	(1,200)	-	-	-	(1,200)
Dispossals	3	-	-	-	3
Balance at December 31, 2011	(1,216)	-	-	-	(1,216)
Additions	(2,790)	-	-	-	(2,790)

Balance at June 30, 2012	$(4,006)	$-	$-	$-	$(4,006)

Carrying Amounts

Balance at December 31, 2011	$15,907	$500,194	$26,991	$20,124	$563,216

Balance at June 30, 2012	$22,510	$501,499	$27,294	$60,573	$611,876

August 3, 2012

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Thousands of United States Dollars, Except per Share Information)
Three and Six Months Ended June 30, 2012 and 2011

5.	Accrued reclamation:

The Company’s environmental permit requires that it reclaim any land it disturbs during the mine development, construction and operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligation arising from its activities to June 30, 2012 to be $1,312. The present value of the future reclamation obligation assumes a discount rate of 2.30%, an inflation rate of 2.87%, an undiscounted amount to settle the obligation of $1,964, and the commencement of reclamation activities in 18 years.

	June 30,	December 31,
	2012	2011
Balance, beginning of period	$-	$-
Liabilities incurred in the period	1,305	-
Accretion expense	7	-
Balance, end of period	$1,312	$-

6.	Share-based payments:

Description of the share-based compensation arrangements

The Company’s equity compensation plans are designed to attract and retain individuals and to reward them for current and expected future performance. At June 30, 2012 and 2011, the Group has the following share-based payment arrangements:

Share Plan Options (equity settled options)

The Company has established a Share Plan program that entitles key management personnel, senior employees, and consultants to purchase shares in the Company. Under the terms of this program, options are exercisable at the market close price of the shares on the day prior to the date of grant. The options vest based on service-related vesting terms set by the Compensation Committee of the Board of Directors.

August 3, 2012

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Thousands of United States Dollars, Except per Share Information)
Three and Six Months Ended June 30, 2012 and 2011

6.	Share-based payments (continued):

The number and weighted average exercise price of share options at June 30, 2012 and 2011 is as follows:

	Weighted average	Number of
	exercise price CAN$	options
Outstanding at December 31, 2010	6.93	2,547,500
Granted	18.00	432,000
Exercised	14.80	(10,000)
Expired	-	-
Forfeited	-	-
Outstanding at June 30, 2011	8.51	2,969,500
Granted	-	-
Exercised	6.69	(280,000)
Expired	-	-
Forfeited	-	-
Outstanding at December 31, 2011	8.84	2,689,500
Granted	21.25	81,000
Exercised	7.65	(75,926)
Expired	-	-
Forfeited	14.65	(22,000)
Outstanding at June 30, 2012	9.20	2,672,574
Exercisable at December 31, 2011	7.09	1,505,000
Exercisable at June 30, 2012	7.52	2,211,574

On March 3, 2011, the Company granted stock options to the employees for the acquisition of up to 345,000 common shares exercisable at the price of CAN$17.56 per share on or before March 3, 2016. The options vest over three years in three equal tranches beginning on March 3, 2012.

On May 3, 2011, the Company granted stock options to Directors and employees for the acquisition of up to 45,000 and 42,000 common shares, respectively, exercisable at the price of CAD$19.74 per share on or before May 3, 2016. The options vest over three years in three equal tranches beginning on May 3, 2012.

On January 9, 2012, the Company granted stock options to an employee for the acquisition of up to 12,000 common shares exercisable at the price of CAN$18.77 per share on or before January 9, 2017. The options vest over three years in three equal tranches beginning on January 9, 2013.

On March 8, 2012, the Company granted stock options to employees for the acquisition of up to 69,000 common shares exercisable at the price of CAN$21.68 per share on or before March 8, 2017. The options vest over three years in three equal tranches beginning on March 8, 2013.

August 3, 2012

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Thousands of United States Dollars, Except per Share Information)
Three and Six Months Ended June 30, 2012 and 2011

6.	Share-based payments (continued):

During the six months ended June 30, 2012, 75,926 stock options were exercised for cash proceeds received of $583.

For the three and six months ended June 30, 2012, the Company has recorded $663 and $1,449, respectively (2011 -- $1,375 and $2,465), of compensation expense relating to the share option program.

Share Plan Awards (equity-settled awards)

The Share Plan permits DSAs and RSAs to be issued to key management personnel and senior employees. Under the Share Plan, key management personnel and senior employees are issued shares in the Company at no exercise price. The DSAs vest based on service-related vesting terms set by the Compensation Committee of the Board of Directors. Under the Share Plan, DSAs entitle the holder upon vesting to a common share at no exercise price. Compensation cost for DSAs and RSAs is measured based on the closing price of the stock one day prior to the grant date.

The DSAs vesting conditions are in three equal tranches beginning on the first anniversary year of the grant date. The RSAs vest immediately on the grant date.

The number of share awards at June 30, 2012 and 2011 is as follows:

Number of
share awards
Outstanding at December 31, 2010	1,306,000
Granted	191,000
Shares issued	-
Outstanding at June 30, 2011	1,497,000
Granted	-
Shares issued	(77,000)
Outstanding at December 31, 2011	1,420,000
Granted	259,000
Shares issued	(1,309,000)
Outstanding at June 30, 2012	370,000

On March 3, 2011, the Company granted 156,000 Deferred Share Awards (DSAs) to executives and employees.

On May 3, 2011, the Company granted 35,000 Restricted Share Awards (RSAs) to directors at the price of CAD$19.74 per share. The RSUs vested immediately on the grant date.

On March 8, 2012, the Company granted 224,000 DSAs to executives and employees.

August 3, 2012

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Thousands of United States Dollars, Except per Share Information)
Three and Six Months Ended June 30, 2012 and 2011

6.	Share-based payments (continued):

On March 3, 2012, 52,000 DSAs vested and the shares were issued to the recipients under the provisions of the Share Plan and $937 was transferred to share capital from share based payments reserve.

On May 8, 2012, the company granted 35,000 RSAs to directors. The RSAs vested immediately on the grant date and the respective shares were issued on the same date.

On June 8, 2012, 1,180,000 DSAs vested and the shares were issued to the recipients under the provisions of the Share Plan and $6,796 was transferred to share capital from share based payments reserve.

On June 9, 2012, 42,000 DSAs vested and the shares were issued to the recipients under the provisions of the Share Plan and $255 was transferred to share capital from share based payments reserve.

For the three and six months ended June 30, 2012, the Company has recorded $2,187 and $3,690, respectively (2011 -- $2,102 and $3,212), of compensation expense relating to DSAs and RSAs.

SARs (cash-settled)

The Group grants SARs to employees that entitle the employees to a cash payment. The amount of the cash payment is determined based on the difference between the strike price and the share price of the Company at the closing price on the exercise date.

During the six months ended June 30, 2012 and 2011, the Company awarded 20,000 and 35,000 SARs, respectively, to employees. The SARs have a term of five years from the award date and vest in five equal tranches with the first tranche vesting immediately, the second on the first anniversary, the third on the second anniversary, the fourth on the third anniversary, and the fifth on the fourth anniversary of the grant date. Prior to settlement, unvested and vested SARs are valued using the Black-Scholes Formula.

August 3, 2012

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Thousands of United States Dollars, Except per Share Information)
Three and Six Months Ended June 30, 2012 and 2011

6.	Share-based payments (continued):

Number of
SARs
Outstanding at December 31, 2010	255,000
Issued	35,000
Exercised	(10,000)
Outstanding at June 30, 2011	280,000
Issued	37,500
Exercised	(300)
Cancelled	(16,000)
Outstanding at December 31, 2011	301,200
Issued	20,000
Exercised	(14,900)
Cancelled	(15,000)
Outstanding at June 30, 2012	291,300
Exercisable on June 30, 2011	58,000
Exercisable on June 30, 2012	164,300

At June 30, 2012 and 2011, vested SARs had a weighted averaged intrinsic value of CAN$4.75 and CAN$7.12 per share, respectively.

At June 30, 2012 and December 31, 2011, the Company recognized SARs short-term liability of $1,206 and $1,691 and long-term liability of $487 and $540, respectively.

During the three and six months ended June 30, 2012, the Company has recorded ($1,095) and ($382), respectively (2011 -- $88 and $1,147), in compensation expenses relating to SARs.

Additional SARs information is as follows:

	Number	Exercised/
Grant Date	issued	cancelled	Remaining	Vested
July 1, 2010	152,000	(30,000)	122,000	60,000
September 1, 2010	20,000		20,000	8,000
September 20, 2010	10,000		10,000	4,000
November 1, 2010	55,000		55,000	22,000
November 10, 2010	20,000	(13,200)	6,800	800
January 17, 2011	15,000	(15,000)	-	-
February 1, 2011	20,000		20,000	8,000
July 1, 2011	27,500		27,500	5,500
October 3, 2011	10,000		10,000	2,000
January 19, 2012	20,000		20,000	4,000
June 30, 2012	349,500	(58,200)	291,300	114,300

August 3, 2012

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Thousands of United States Dollars, Except per Share Information)
Three and Six Months Ended June 30, 2012 and 2011

6.	Share-based payments (continued):

Underwriter warrants (equity-settled)

As part of the Underwriters’ compensation for assistance in the IPO of the Company, the underwriters received warrants equivalent to 5.5% of the common shares issued as part of the IPO including common shares issued on exercise of the over-allotment option. The warrants have an exercise period of 24 months from the date of the IPO and the date of exercise of the over-allotment option.

On June 8, and June 17, 2010, the Company granted Underwriter warrants to purchase common shares in the amount of 3,190,000 and 319,000, respectively.

At June 30, 2012 and 2011, the outstanding balance of warrant to purchase common shares was respectively, as follows:

					Warrants		Warrants		Warrants
			Number of		Outstanding		Outstanding		Outstanding
Issue	Price	Expiry	Warrants		at June 30,		at Dec. 31,		at June 30,
Date	CAN	Date	Issued	Exercised	2011	Exercised	2011	Exercised	2012
06/08/10	$6.00	06/08/12	3,190,000	(2,631,750)	558,250	(47,850)	510,400	(510,400)	-
06/17/10	$6.00	06/17/12	319,000	(263,175)	55,825	(4,785)	51,040	(51,040)	-
			3,509,000	(2,894,925)	614,075	(52,635)	561,440	(561,440)	-

At June 30, 2012, the Company does not have any remaining warrants. During the second quarter of 2012, the remaining outstanding balance of 561,440 warrants were exercised.

Inputs for measurement of grant date fair values

The grant date fair values of share options were measured based on the Black-Scholes formula. Due to the lack of historic information, the expected volatility was estimated by considering the historic average share price volatility from another company with similar assets.

The fair value of SARs (cash settled) has been re-measured at June 30, 2012. Expected volatility, interest rate and share price have been updated; changes in the fair value are recognized in profit or loss during the period.

The fair value of the Underwriter warrants were measured based on the Black-Scholes formula.

August 3, 2012

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Thousands of United States Dollars, Except per Share Information)
Three and Six Months Ended June 30, 2012 and 2011

6.	Share-based payments (continued):

The inputs used in the measurement of the fair values (CAN) at grant date of the share- based payment plan are the following:

Fair value of share options	Share Option Program			SARs (cash-settled)			Underwriter Warrants
and assumptions	(equity-settled)
(Weighted Average)	2012	2011	2010	2012	2011	2010	2012	2011	2010
Share price at grant date	$21.50	$17.76	$7.05	$21.02	$15.94	$7.84	-	-	$6.04
Exercise price	$21.25	$18.69	$7.04	$19.85	$10.00	$6.91	-	-	$6.00
Expected volatility	55%	60%	57%	54%	55%	55%	-	-	62%
Expected life of options	5	5	5	5	5	5	-	-	2
Expected dividend yield	-	-	-	-	-	-	-	-	-
Risk-free interest rate	1.54%	1.39%	1.77%	1.57%	1.27%	1.27%	-	-	1.77%
Fair value at grant date	$10.38	$9.57	$2.99	$10.39	$8.26	$12.02	-	-	$2.13

7.	Escobal project expenses:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011
Salaries, wages and benefits	$890	$494	$2,588	$822
Share based compensation	(443)	69	233	985
General site infrastructure	-	2,294	6,304	3,367
Mine infrastructure	7,073	2,338	12,907	2,953
Engineering and design	389	567	955	1,051
Mine administration	4,277	2,265	5,598	3,000
Environmental expenses	287	163	401	369
Sustainable development	195	230	305	601
Depreciation, depletion and amortization	1,472	156	2,790	173
	$14,140	$8,576	$32,081	$13,321

8.	Exploration:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011
Salaries, wages and benefits	$375	$332	$733	$592
Drilling	2,872	1,775	4,850	2,581
Assays	245	165	385	201
Other field supplies	788	316	1,131	532
	$4,280	$2,588	$7,099	$3,906

August 3, 2012

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Thousands of United States Dollars, Except per Share Information)
Three and Six Months Ended June 30, 2012 and 2011

9.	General and administration expenses:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011
Salaries, wages and benefits	$1,304	$1,430	$2,752	$2,748
Share based compensation	2,197	3,406	4,524	5,752
Other general & administrative expenses	1,625	806	2,676	1,663
	$5,126	$5,642	$9,952	$10,163

10.	Segment information:

The Company conducts its business as a single operating segment, being the mining business in Guatemala. All mineral properties and equipment are situated in Guatemala. Substantially all of the cash and cash equivalents are situated in Canada.

11.	Financial risk management:

Foreign exchange risk

The Group is exposed to currency risk on cash and cash equivalents and accounts payables that are denominated in a currency other than the respective functional currency of Group entities which is the USD. The Group has significant CAN cash and cash equivalent holdings from cash received from the Company’s IPO and subsequent equity financing.

	June 30,	December 31,
	2012	2011
Cash in USD	$115,202	$49,799
Cash in CAD	155,520	299,255
Cash in Other Currencies	415	783
Total Cash and Cash Equivalents	$271,137	$349,837

Additional financial risk management disclosures are included in the consolidated financial statements as at December 31, 2011.

August 3, 2012

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
(Expressed in Thousands of United States Dollars, Except per Share Information)
Three and Six Months Ended June 30, 2012 and 2011

12.	Commitments:

The Company has entered into lease agreements for the rental of office facilities that require minimum payments in the aggregate as follows:

2012	$1,033
2013	500
2014	198
2015	117
Total lease commitments	$1,848

At June 30, 2012, the Company has signed purchase orders to purchase equipment as follows:

June 30,
2012
Power line construction	$1,035
Plant construction and equipment	55,250
Underground and surface equipment	11,517
Portals construction materials & supplies	6,793
Services and others	2,930
Business system implementation	2,204
$79,729

August 3, 2012